

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Ron Zwanziger
Chief Executive Officer, Chairman and Director
LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108
Cayman Islands

Re: LumiraDx Limited
Registration Statement on Form F-4
Exhibit Nos. 4.8, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11 and 10.15
Filed July 7, 2021
File No. 333-257745

Dear Mr. Zwanziger:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance